Filed by National Mercantile Bancorp and First California Financial Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended
Commission File No.: 0-15982
Subject Companies: National Mercantile Bancorp and First California Financial Group, Inc.

Contact:	Scott Montgomery, President & CEO	1809 7TH Avenue, Suite 1414
Seattle, WA 98101
	smontgomery@mnbla.com	206.388-5785
David Brown, Exec VP & CFO
david.brown@mnbla.com
310-277-2265

NEWS RELEASE

National Mercantile Reports Record Third Quarter Profits

Los Angeles, California - November 8, 2006 - National Mercantile Bancorp (Nasdaq: MBLA), the holding company for Mercantile National Bank and South Bay Bank, N.A., today reported record profits for the third quarter and first nine months of 2006, with continued loan growth, improving operating efficiencies and lower overhead in the third quarter.

Net income for the third quarter of 2006 was $1.8 million, or $0.29 per diluted share, including a $322,000 after tax trading gain from the termination of a non-hedged interest rate swap. The company earned a return on average assets (ROAA) of 1.43% and a return on average equity of 17.05% during the third quarter. Excluding the nonrecurring gain, earnings increased 11% to a record $1.4 million, or $ 0.24 per diluted share, compared to $1.3 million, or $0.22 per diluted share, for the third quarter of 2005, excluding an after tax loss of $288,000 from the non-hedged swap.

Year-to-date net income was $4.0 million, or $0.66 per share, compared to $3.2 million, or $0.55 per share, for the 2005 period. An after-tax charge for non-hedge derivatives of $111,000 and $48,000 was recorded in the 2006 and 2005 periods, respectively.

Year-to-date core earnings increased 10% to $4.1 million, or $0.69 per diluted share, compared to $3.2 million, or $0.55 per diluted share during the first nine months of 2005.  The per share figures reflect the 5-for-4 stock split paid April 14, 2006, and the conversion of the Series A Preferred stock into common stock in June 2005.

“The interest rate swap related to our trust preferred securities was terminated during the third quarter of 2006.  As a result, the company recorded an after-tax gain of $322,000 during the quarter in addition to record core earnings.  The sale eliminates the quarterly volatility associated with the changes in the fair value of the swap,” said Scott A. Montgomery, President and CEO.

“The platform for profitable growth is now well established and gaining momentum in Southern California’s healthy middle business market,” Montgomery noted. “In its mid-year forecast, the Los Angeles County Economic Development Corporation predicted a ‘quiet boom’ with record levels of international trade and tourism.  It also highlighted strong construction spending for

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infrastructure projects across the region and improvement in the entertainment industry with stronger domestic and international box office receipts.  With housing and manufacturing stabilizing, the LAEDC forecast calls for 1.3% job growth in LA County, 1.4% job growth in Orange County and 1.8% job growth in Ventura County, for a total of more than 88,000 jobs in the three-county region.” (Source:www.laedc.org/newsroom/releases/2006/071206.pdf )

“Our merger of equals with FCB Bancorp of Camarillo is on track to close late this year or early next year.  We have filed for required approvals, and will proceed with shareholder approval as soon as our proxy statement is cleared by the SEC.  The combined banks are expected to have total assets of over $1 billion and a branch network of 12 full service offices and 3 loan production offices in Los Angeles, Ventura and Orange Counties,” Montgomery added.  “We continue to see opportunities for strong synergy in the combination of the two banking companies.”

REVIEW OF OPERATIONS

With continued loan growth and higher securities balances, revenue (net interest income before provision for credit losses plus non-interest income) increased to $6.7 million in 3Q06 compared to $5.2 million in 3Q05.  Third quarter core revenue grew 7% to $6.1 million from $5.7 million in 3Q05.  Year-to-date revenue was $18.2 million compared to $16.2 million in the first nine months of 2005.  Core revenue during the first nine months of 2006 grew 13% to $18.5 million from $16.3 million in the first nine months of 2005.

Third quarter net interest income before the provision for credit losses increased 9% to $5.9 million, compared to $5.4 million in 3Q05.  Year-to-date, net interest income grew 16% to $17.5 million compared to $15.1 million a year ago.

The company produced a net interest margin of 5.09% in the third quarter of 2006, which is in the upper quartile of peer banks, although down from 5.26% in the second quarter of 2006 and 5.57% in the third quarter a year ago.  Net interest margin was 5.22% year-to-date compared to 5.60% a year ago.

The provision for loan losses was $72,000 during the third quarter and totaled $144,000 for the first nine months of 2006.  The recovery of a loan previously charged off produced a credit to the allowance for loan losses of $213,000 during the third quarter of 2005.  National Mercantile’s allowance for credit losses was 1.30% of gross loans at September 30, 2006, and 1.37% a year ago.

Operating (non-interest) expense declined 5% during the third quarter to $3.5 million compared to $3.7 million in the third quarter a year ago.  Year-to-date operating expense was held to a 3%

increase to $11.1 million as compared to $10.8 million during the first nine months a year ago.  “We continue to carefully manage overhead expenses and have held the growth in operating costs well below that of revenue growth, with improved productivity and efficiencies,” said David Brown, Chief Financial Officer. Operating expenses included an after-tax charge for stock options of $105,000 in 3Q06 and $290,000 year-to-date   In 2005, these expenses were disclosed in footnotes to the financial statements and totaled $90,000 in 3Q05 and $190,000 in the first nine months of 2005.

Operating efficiencies continued to improve during the quarter and year-to-date, reflecting top-line growth and cost control efforts. Excluding the impact of the change in hedge accounting, the efficiency ratio in 3Q06 improved to 57.6% from 65.1% in 3Q05.  During the first nine months of 2006, the core efficiency ratio improved to 60.0% from 65.1% in the first nine months of 2005.  The efficiency ratio, calculated by dividing non-interest expense by net interest income and non-interest income, measures overhead costs as a percentage of total revenues.

“For the third quarter results, we have included GAAP financial results reflecting the restated prior periods and non-GAAP data that reflects the core operating results excluding the non-hedged swap.  The loss of hedge accounting treatment as a result of the recent technical interpretations of SFAS 133 results in the changes in the fair value of the swap to be recorded in current income.  Considering that the economic effect of the swap is not affected by the accounting treatment, we determined that a side by side presentation of core earnings for the current periods compared to year ago periods provides additional meaningful information to our GAAP results.”

Core Earnings (a)

(in 000’s except per share)	3Q06	3Q05	YTD 06	YTD 05
GAAP net income	$1,756	$1,009	$3,958	$3,207
Provision for income taxes	1,328	715	3,026	2,276
Income before tax	3,084	1,724	6,984	5,483
Less Trading gains (loss) on non-hedge derivatives	550	(493)	(267)	(115)
Pre-tax core earnings	2,534	2,217	7,251	5,598
Provision for income taxes	(1,092)	(956)	(3,125)	(2,413)
Core earnings	$1,442	$1,261	$4,126	$3,185
Core diluted earnings per share (a)	$0.24	$0.22	$0.69	$0.55
GAAP diluted earnings per share	$0.29	$0.17	$0.66	$0.55

GAAP Return on Equity	17.0%	10.8%	13.3%	11.8%
Core Return on Equity	14.1%	13.5%	13.8%	11.5%
GAAP Return on Assets	1.43%	0.99%	1.10%	1.09%
Core Return on Assets	1.19%	1.24%	1.14%	0.99%
GAAP Efficiency Ratio	52.8%	71.2%	60.9%	66.9%
Core Efficiency Ratio	57.6%	65.1%	60.0%	65.1%
GAAP Revenue	$6,689	$5,241	$18,212	$16,174
Core Revenue	$6,139	$5,734	$18,479	$16,289

(a) Defined as reported net income excluding after-tax trading gains and losses on non-hedge derivatives

BALANCE SHEET PERFORMANCE

Total assets increased 15% to $494.2 million at September 30, 2006, from $428.3 million a year ago.  The loan portfolio grew 9% to $358.8 million at September 30, 2006, compared to $331.3 million at September 30, 2005.

Loan Portfolio Composition:

	September 30,
	2006		2005
(Dollars in thousands)	Amount	%	Amount	%
Commercial loans - secured and unsecured	$100,757	28%	$88,281	27%
Real estate loans:
Secured by commercial real properties	135,577	38%	128,555	39%
Secured by multifamily residential properties	10,170	3%	11,697	3%
Secured by one to four family residential properties	16,490	4%	18,891	6%
Total real estate loans	162,237	45%	159,143	48%
Construction and land development loans	88,407	25%	79,097	24%
Consumer: installment, home equity and unsecured	7,434	2%	4,786	1%

Total loans outstanding	$358,835	100%	$331,307	100%

Total deposits increased 7% to $379.4 million at September 30, 2006, compared to $354.6 million a year earlier.  Money market accounts grew 45% year-over-year and now represent 29% of total deposits, up from 21% a year earlier.  Core deposits, excluding time certificates, accounted for 73% of total deposits at September 30, 2006, up from 71% a year ago.

Shareholders’ equity increased 16% to $42.8 million, or a book value per share of $7.45, at September 30, 2006, compared to $36.9 million, or $6.61 per share, at September 30, 2005.  Tangible book value increased 15% to $6.75 per share at September 30, 2006, from $5.87 per share at September 30, 2005.

“Credit quality has improved significantly this year, with the sale of the only piece of other real estate owned and only one small non-performing loan in the portfolio,” said Robert Bartlett, Chief Credit Officer.  At quarter-end, non-performing assets totaled $338,000 or 0.07% of total assets, down from $1.4 million, or 0.32% of total assets at September 30, 2005.  Net charge-offs were just $23,000 year-to-date.  There were no loan delinquencies at September 30, 2006.

ABOUT NATIONAL MERCANTILE BANCORP

National Mercantile Bancorp is the holding company for Mercantile National Bank and South Bay Bank, with offices located in Century City, Encino, Torrance, El Segundo, Costa Mesa and Beverly Hills, all among California’s highest value markets.  The banks’ focus is on business banking with specialty lending expertise in the entertainment, healthcare, professional services, real estate escrow, business and residential construction, property management industries and community-based non-profit organizations.  The company is building a premier business banking franchise with experienced loan officers providing highly personalized service.

This press release contains forward-looking statements about the Company.  Forward-looking statements consist of descriptions of plans or objectives for future operations, products or services, forecasts of revenues, earnings or other measures of economic performance and assumptions underlying or relating to any of the foregoing.  Because forward-looking statements discuss future events or conditions and not historical facts, they often include words such as “believe,” “potential,” “confident,” “encourage or encouraging,” “will be,” “anticipate,” “estimate” or similar expressions.  Do not rely unduly on forward-looking statements.  They give the Company’s expectations about the future and are not guarantees or predictions of future events, conditions or results.  Forward-

looking statements speak only as of the date they are made, and the Company does not undertake to update them to reflect changes that occur after that date.  Many factors, most beyond the company’s control, could cause actual results to differ significantly from the Company’s expectations.  These factors include, among other things, changes in interest rates, which affect margins, impact funding sources or alter loan demand; increased competitive pressures; changes in national and local economic conditions; fluctuations in the California real estate markets; changes in fiscal policy, monetary policy, legislative or regulatory environments; changes in the credit quality of the Company’s loan portfolio, the Company’s abilities to realize further efficiencies and achieve growth targets, and finalization of year-end audit results.  These and other factors are discussed in greater detail in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005.

Additional Information

The proposed merger will be submitted to the shareholders of each of National Mercantile and FCB Bancorp for their consideration. First California Financial Group, Inc. has filed a registration statement, which will include a joint proxy statement/prospectus to be sent to the shareholders of each of National Mercantile and FCB Bancorp, and each of First California Financial Group, National Mercantile and FCB Bancorp may file other relevant documents concerning the proposed merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First California Financial Group, National Mercantile and FCB Bancorp, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing National Mercantile’s website (http://www.mnbla.com) under the tab “Investor Relations”, or by accessing FCB Bancorp’s website (http://www.fcbank.com) under the tab “About Us”.

National Mercantile and FCB Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of National Mercantile and FCB Bancorp in connection with the proposed merger. Information about the directors and executive officers of National Mercantile is set forth in the proxy statement for its 2006 annual meeting of shareholders, as filed with the SEC on April 20, 2006. Information about the directors and executive officers of FCB Bancorp is set forth in its Annual Report on Form 10-K, as filed with the SEC on March 31, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described above.

National Mercantile Bancorp and Subsidiaries

Selected Statement of Operations Data and Ratios:

	For the Three Months Ended
(Unaudited)	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	Annual %
(In thousands, except share data)	2006	2006	2006(b)	2005(b)	2005(b)	Change
Interest income	$9,248	$8,913	$8,051	$7,585	$6,754	36.9%
Interest expense	3,387	2,947	2,335	1,907	1,368	147.6%
Net interest income before provision for credit losses	5,861	5,966	5,716	5,678	5,386	8.8%
Provision for credit losses	72	40	32	40	(213)	n/a
Net interest income after provision for credit losses	5,789	5,926	5,684	5,638	5,599	3.4%
Other operating income:
Deposit-related and other customer services	255	234	232	242	252	1.2%
Other operating income	573	(310)	(315)	(194)	(397)	-244.3%
Other operating expenses	3,533	3,819	3,732	3,561	3,730	-5.3%
Income before provision for income taxes	3,084	2,031	1,869	2,125	1,724	78.9%
Provision for income taxes	1,328	885	813	883	715	85.7%
Net income	$1,756	$1,146	$1,056	$1,242	$1,009	74.0%

Earnings per share:
Basic	$0.32	$0.21	$0.19	$0.23	$0.19	68.4%
Diluted	$0.29	$0.19	$0.18	$0.21	$0.17	70.3%

Weighted average shares outstanding:
Basic	5,545,903	5,542,441	5,518,383	5,459,528	5,408,969
Diluted	5,985,837	6,035,527	6,002,461	5,925,829	5,925,830

RATIOS
Return on quarterly average assets	1.43%	0.94%	0.93%	1.12%	0.99%
Return on quarterly average equity	17.05%	11.66%	10.82%	12.95%	10.72%
Net interest margin - average earning assets	5.09%	5.26%	5.49%	5.51%	5.57%
Operating expense ratio	2.88%	3.14%	3.30%	3.22%	3.65%
Efficiency ratio (c)	52.82%	64.84%	66.25%	62.19%	71.17%

(b) As restated

(c) Other operating expense divided by net interest income and other operating income.

	For the Nine Months Ended
(Unaudited)	Sept. 30,	Sept. 30,	Annual %
(In thousands, except share data)	2006	2005(b)	Change
Interest income	$26,212	18,680	40.3%
Interest expense	8,669	3,576	142.4%
Net interest income before provision for credit losses	17,543	15,104	16.1%
Provision for credit losses	144	(124)	-216.1%
Net interest income after provision for credit losses	17,399	15,228	14.3%
Other operating income:
Net gain on sale of securities
Deposit-related and other customer services	721	818	-11.9%
Other operating income	(52)	252	-584.6%
Other operating expenses	11,084	10,815	2.5%
Income before provision for income taxes	6,984	5,483	27.4%
Provision for income taxes	3,026	2,276	33.0%
Net income	$3,958	3,207	23.4%

Earnings per share:
Basic	$0.71	0.74	-4.1%
Diluted	$0.66	0.55	20.0%
Weighted average shares outstanding:
Basic	5,535,676	4,350,700
Diluted	6,008,042	5,873,871
Total shares outstanding	5,801,391	5,484,843

RATIOS
Return on average assets	1.10%	1.09%
Return on average equity	13.27%	11.83%
Net interest margin - average earning assets	5.22%	5.60%
Operating expense ratio	3.04%	3.66%
Efficiency ratio (c)	60.86%	66.87%

(b) As restated

(c) Other operating expense divided by net interest income and other operating income.

National Mercantile Bancorp and Subsidiaries

Selected Financial Condition Ratios:

(Unaudited)	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,
(In thousands, except ratios and shares)	2006	2006	2006	2005	2005

Average quarterly assets	$486,336	$487,372	$458,881	$438,715	$405,572
Nonperforming assets
Nonaccrual loans	338	343	300	319	313
Loans 90 days past due and still accruing	—	—	—	—	—
Other real estate owned	—	—	—	1,056	1,056
Total nonperforming assets	338	343	300	1,375	1,369
Loan to deposit ratio	94.58%	94.55%	87.45%	93.50%	93.44%
Allowance for credit losses to total loans	1.30%	1.32%	1.29%	1.32%	1.37%

National Mercantile Bancorp and Subsidiaries

Selected Financial Condition Data:

(Unaudited)	Sept. 30,	June 30,	March 31,	Dec.31,	Sept. 30,
(In thousands, except share data)	2006	2006	2006	2005	2005
ASSETS
Cash and due from banks-demand	$10,709	$15,002	$15,211	$13,507	$15,113
Due from banks-interest bearing	2,000	2,263	2,000	2,000	2,000
Federal funds sold and securities purchased under agreements to resell	—	600	2,790	685	3,110
Investment securities	105,478	103,970	88,263	74,370	59,177
Loans
Commercial	100,757	91,485	93,517	89,474	88,281
Real estate	162,237	164,394	159,724	150,802	159,143
Construction and land development	88,407	88,717	96,121	92,077	79,097
Consumer and other loans	7,434	7,686	5,133	7,239	4,786
Total loans outstanding	358,835	352,282	354,495	339,592	331,307
Deferred net loan fees	(615)	(1,053)	(995)	(1,034)	(1,128)
Loans receivable, net	358,220	351,229	353,500	338,558	330,179
Allowance for loan and lease losses	(4,661)	(4,648)	(4,562)	(4,468)	(4,526)
Net loans receivable	353,559	346,581	348,938	334,090	325,653
Goodwill and intangible assets	4,464	4,520	4,576	4,632	4,688
Accrued interest receivable and other assets	17,987	18,466	17,554	19,175	18,569
Total assets	$494,197	$491,402	$479,332	$448,459	$428,310

LIABILITIES & CAPITAL
Deposits:
Noninterest-bearing demand	$115,740	$115,650	$122,638	$115,924	$124,053
Interest-bearing demand deposits	27,768	30,973	31,716	36,018	31,583
Money market accounts	109,210	97,578	91,885	76,334	75,377
Savings	24,435	24,102	26,336	28,208	30,180
Time certificates of deposit:
$100,000 or more	84,094	86,756	114,296	87,468	72,845
Under $100,000	18,171	17,516	18,481	19,256	20,518
Total deposits	379,418	372,575	405,352	363,208	354,556
Other borrowings	52,600	57,250	16,400	28,337	19,000
Junior subordinated deferrable interest debentures	15,464	15,464	15,464	15,464	15,464
Accrued interest and other liabilities	3,939	7,077	3,414	3,288	2,376
Total liabilities	451,421	452,366	440,630	410,297	391,396
Total shareholders’ equity	42,776	39,036	38,702	38,162	36,914
Total liabilities & shareholders’ equity	$494,197	$491,402	$479,332	$448,459	$428,310

Book value per common share (d)	$7.45	$6.89	$6.69	$6.72	$6.61
Tangible book value per common share (e)	$6.75	$6.18	$5.96	$5.99	$5.87

(d) Total common equity divided by fully-diluted shares outstanding including common share equivalents.

(e) Total common equity, less goodwill and other intangible assets; divided by fully-diluted shares outstanding.

Note:  Transmitted on Prime Zone on November 8, 2006.